Form U-13-60

ANNUAL REPORT

For the Period Beginning January 1, 2002 and Ending December 31, 2002

TO THE

U.S. SECURITIES AND EXCHANGE COMMISION

OF

Allegheny Energy Service Corporation

Date of Incorporation: November 22, 1963

A Maryland Corporation

Principal Executive:

10435 Downsville Pike
Hagerstown, MD 21740-1766

Address correspondence to:

Thomas R. Gardner,
VP & Controller
10435 Downsville Pike
Hagerstown, MD 21740-1766

Name of Principal Holding Company:

Allegheny Energy, Inc.

1

INSTRUCTIONS FOR USE OF FORM U-13-60

1.

Time of Filing. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.

Number of Copies. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3.

Period Covered by Report. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.

Report Format. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5.

Money Amounts Displayed. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X ('210.3-01(b)).

6.	Deficits Displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, '210.3-01(c))
7.

Major Amendments or Corrections. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.

Definitions. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.	Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.
10.

Methods of Allocation. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.

Annual Statement of Compensation for Use of Capital Billed. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

4

ANNUAL REPORT OF Allegheny Energy Service Corporation

SCHEDULE I COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT	ASSETS AND OTHER DEBITS	AS OF DECEMBER 31
		2002	2001
	SERVICE COMPANY PROPERTY

101	Service company property (Schedule II)	18,239,438	24,598,363
107	Construction work in progress (Schedule II)	0	0
	Total Property	18,239,438	24,598,363
108	Less accumulated provision for depreciation
	and amortization of service company
	property (Schedule III)	(4,235,898)	(2,732,192)
	Net Service Company Property	14,003,540	21,866,171
	INVESTMENTS

123	Investments in associate companies
	(Schedule IV)	38,648,000	0
124	Other investments (Schedule IV)	26,060,749	2,120,000
	Total Investments	64,708,749	2,120,000
	CURRENT AND ACCRUED ASSETS

131	Cash	3,084	25,299
134	Special deposits	137,988	0
135	Working funds	0	168,520
136	Temporary cash investments (Schedule IV)	0	0
141	Notes receivable	0	0
143	Accounts receivable	1,424,206	2,149,452
144	Accumulated provision of uncollectible
	accounts	0	0
146	Accounts receivable from associate
	companies (Schedule V)	169,313,924	39,438,452
152	Fuel stock expenses undistributed (Schedule VI)	0	0
154	Materials and supplies	0	0
163	Stores expense undistributed (Schedule VII)	0	0
165	Prepayments	435,418	2,918,113
174	Miscellaneous current and accrued
	assets (Schedule VIII)	1,066,483	0
	Total Current and Accrued Assets	172,381,103	44,699,836
	DEFERRED DEBITS

181	Unamortized debt expense	0	0
184	Clearing accounts	0	0
186	Miscellaneous deferred debits (Schedule IX)	71,783,298	72,686,189
188	Research, development, or demonstration
	expenditures (Schedule X)	0	0
190	Accumulated deferred income taxes	0	0
	Total Deferred Debits	71,783,298	72,686,189
	TOTAL ASSETS AND OTHER DEBITS	322,876,690	141,372,196

5
ANNUAL REPORT OF Allegheny Energy Service Corporation

SCHEDULE I COMPARATIVE BALANCE SHEET

ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	AS OF DECEMBER 31
		2002	2001
	PROPRIETARY CAPITAL

201	Common stock issued (Schedule XI)	50,000	50,000
211	Miscellaneous paid-in capital (Schedule XI)	(27,370,183)	0
215	Appropriated retained earnings (Schedule XI)	0	0
216	Unappropriated retained earnings (Schedule (XI)	0	0
	Total Proprietary Capital	(27,320,183)	50,000

	LONG-TERM DEBT

223	Advances from associate companies (Schedule XII)	0	0
224	Other long-term debt (Schedule XII)	0	0
225	Unamortized premium on long-term debt	0	0
226	Unamortized discount on long-term debt-debit	0	0
227	Obligations under capital leases-noncurrent	2,385,400	2,264,333
228	Accumulated provision for pension and benefits	244,252,838	0
	Total Long-Term Debt	246,638,238	2,264,333

	CURRENT AND ACCRUED LIABILITIES

231	Notes payable	0	0
232	Accounts payable	65,421,900	51,635,114
233	Notes payable to associate companies (Schedule XIII)	0	0
234	Accounts payable to associate companies (Schedule XIII)	0	0
236	Taxes accrued	12,353,948	198,175
237	Interest accrued	0	0
238	Dividends declared	0	0
241	Tax collections payable	768,803	584,296
242	Miscellaneous current and accrued liabilities
	(Schedule XIII)	10,010,996	1,283,286
	Total Current and Accrued Liabilities	88,555,647	53,700,871
	DEFERRED CREDITS

253	Other deferred credits	72,324,604	77,600,508
255	Accumulated deferred investment tax credits	0	0
	Total Deferred Credits	72,324,604	77,600,508

282	ACCUMULATED DEFERRED INCOME TAXES	(57,321,616)	7,756,484

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	322,876,690	141,372,196

6
ANNUAL REPORT OF Allegheny Energy Service Corporation
For the Year Ended December 31, 2002
SCHEDULE II - SERVICE COMPANY PROPERTY

		BALANCE AT				BALANCE
		BEGINNING		RETIREMENTS-	OTHER	AT CLOSE
DESCRIPTION		OF YEAR	ADDITIONS-1/	OR SALES - 1a/	CHANGES 2/	OF YEAR
SERVICE COMPANY PROPERTY
ACCOUNT

301	ORGANIZATION

303	MISCELLANEOUS
	INTANGIBLES PLANT	3,827,220	0	0	0	3,827,220

304	LAND AND LAND RIGHTS

307	EQUIPMENT 3/	1,146,406	5,082,555	0	(2,677,563)	3,551,398

309	AUTOMOBILES, OTHER
	VEHICLES AND RELATED
	GARAGE EQUIPMENT

310	AIRCRAFT AND
	AIRPORT EQUIPMENT	8,580,574	0	0	(149,815)	8,430,759

390.2	STRUCTURES AND
	IMPROVEMENTS	8,614,102	0	8,614,102	0	0

391	OFFICE FURNITURE	1,648,811	0	0	0	1,648,811

397	COMMUNICATION
	EQUIPMENT	781,250	0	0	0	781,250

	SUBTOTAL	24,598,363	5,082,555	8,614,102	(2,827,378)	18,239,438

107	CONSTRUCTION WORK
	IN PROGRESS

	TOTAL	24,598,363	5,082,555	8,614,102	(2,827,378)	18,239,438

PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
	1/ Additions include: Equipment - $3,955,006 represents EMC Corporation lease and $1,127,549 represents ICC Corp Lease.
	1a/ Retirements or Sales Include: Retirement of improvements on NY office.
	2/ Other Charges Include: Amortization of capitalized leases.

7

3/        SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL
            PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE
           AT THE CLOSE OF THE YEAR:

SUB ACCOUNT DESCRIPTION	ADDITIONS	BALANCE AT CLOSE OF YEAR

Capitalized lease for equipment	5,082,555	3,551,398
TOTAL	5,082,555	3,551,398

8

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF SERVICE COMPANY PROPERTY

					OTHER
		BALANCE AT	ADDITIONS	-	CHANGES	BALANCE
DESCRIPTION		BEGINNING	CHARGED TO	RETIREMENTS	ADD	AT CLOSE
		OF YEAR	ACCT 403	_	(DEDUCT)	OF YEAR

ACCOUNT

301	ORGANIZATION					0

303	MISCELLANEOUS
	INTANGIBLES PLANT	(1,605,534)	(1,336,873)	0	0	(2,942,407)

304	LAND AND LAND RIGHTS					0

306	LEASEHOLD
	IMPROVEMENTS					0

307	EQUIPMENT					0

309	AUTOMOBILES, OTHER
	VEHICLES AND RELATED
	GARAGE EQUIPMENT					0

310	AIRCRAFT AND
	AIRPORT EQUIPMENT	(378,107)	(197,290)	0	0	(575,397)

311	OTHER SERVICE
	COMPANY PROPERTY

390	STRUCTURES AND
	IMPROVEMENTS	(526,417)	526,417	0	0	0

391	OFFICE FURNITURE	(157,030)	(235,544)	0	0	(392,574)

397	COMMUNICATION EQUIPMENT
	EQUIPMENT	(65,104)	(260,416)	0	0	(325,520)

	TOTAL	(2,732,192)	(1,503,706)	0	0	(4,235,898)

PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

9

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:	Complete the following schedule concerning investments.

Under Account 124 "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

	BALANCE AT	BALANCE AT
DESCRIPTION	BEGINNING	CLOSE
	OF YEAR	OF YEAR

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES

Minimum Liability - Pension	0	38,648,000

	0	38,648,0000

ACCOUNT 124 - OTHER INVESTMENTS

Long-term cash deposit on future Corporate Jet purchase	700,000	700,000
New York Mercantile Exchange seats	1,420,000	0
Transfer in of Serp Investment	0	25,360,749
	2,120,000	26,060,749

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

None.

	0	0

TOTAL	2,120,000	64,708,749

10
ANNUAL REPORT OF Allegheny Energy Service Corporation
For the Year Ended December 31, 2002

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:	Complete the following schedule listing accounts receivable
from each associate company. Where the service company has
provided accommodation or convenience payments for associate companies, a separate listing of total payments for each
associate company by subaccount should be provided.
			BALANCE AT	BALANCE AT
	DESCRIPTION		BEGINNING	CLOSE
			OF YEAR	OF YEAR
	ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

	Allegheny Energy, Inc.		(62,214)	3,167,281
	Monongahela Power Company		16,726,450	38,178,674
	The Potomac Edison Company		16,253,986	28,035,329
	West Penn Power Company		23,730,018	32,086,189
	Mountaineer Gas		2,133,662	10,287,081
	Mountaineer Gas Services		32,711	101,608
	Allegheny Energy Supply, Inc.		(21,436,074)	52,607,364
	Allegheny Energy Hunlock Creek, LLC		5,016	(2,744)
	Allegheny Energy Supply Conemaugh		654	3,641
	Allegheny Energy Supply Gleason Generating Facility, LLC		131,288	377,054
	Allegheny Energy Supply Wheatland Generating Facility, LLC		134,098	407,741
	Allegheny Energy Supply Lincoln Generating Facility, LLC		21,553	60,027
	Allegheny Generating Company		55,547	35,603
	Allegheny Pittsburgh Coal Company		(528)	3,799
	Allegheny Ventures, Inc.		446,890	1,295,462
	AYP Energy, Inc.		2	0
	Allegheny Communications Connect, Inc.		804,533	1,539,314
	Allegheny Energy Solutions, Inc.		401,383	946,006
	Alliance Gas Services Holdings LLC		0	515
	West Virginia Power & Transmission		32,281	25,002
	West Penn Funding, LLC		(103)	0
	Green Valley Hydro, LLC		24,609	158,978
	Fellon McCord		2,690	0
	TOTAL		39,438,452	169,313,924

	ANALYSIS OF CONVENIENCE OR ACCOMODATION PAYMENTS:
	Monongahela	The Potomac	West Penn
DESCRIPTION	Power	Edison	Power	TOTAL
	Company	Company	Company	PAYMENTS
None

TOTAL PAYMENTS	0	0	0	0

11

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary"
listed below give an overall report of the fuel functions performed by the service company.

DESCRIPTION	LABOR	EXPENSES	TOTAL

ACCOUNT 152 - FUEL STOCK EXPENSES
UNDISTRIBUTED

None.

TOTAL	0	0	0

12

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION	LABOR	EXPENSES	TOTAL

ACCOUNT 163 - STORES EXPENSE
UNDISTRIBUTED

None.

TOTAL	0	0	0

13

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

SCHEDULE VIII

MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

	BALANCE AT	BALANCE AT
DESCRIPTION	BEGINNING	CLOSE
	OF YEAR	OF YEAR

ACCOUNT 174 - MISCELLANEOUS CURRENT AND
ACCRUED ASSETS

Deferred Tax Reclass - Current Asset	0	1,066,483

TOTAL	0	1,066,483

14

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

	BALANCE AT	BALANCE AT
DESCRIPTION	BEGINNING	CLOSE
	OF YEAR	OF YEAR

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Pension Prepayment	31,762,439	0
Miscellaneous Debits - Other Deferred Charges	1,149,529	(807)
OPEB Deferred from Mountaineer Gas	9,623,887	9,341,176
Pension Deferred from Mountaineer Gas	6,187,873	6,187,873
Deferred Hourly Wage Accruals	(403,318)	0
Deferred Tax Reclass - Asset	24,365,779	56,255,133
Treasury Deferred Receivables	0	(77)

TOTAL	72,686,189	71,783,298

15

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

SCHEDULE X

RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:	Provide a description of each material research, development, or
	demonstration project which incurred costs by the service
	corporation during the year.

	DESCRIPTION	AMOUNT

	ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR
	DEMONSTRATION EXPENDITURES

	None.

	TOTAL	0

16
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

SCHEDULE XI- PROPRIETARY CAPITAL

ACCOUNT		NUMBER OF	PAR OR
NUMBER	CLASS OF STOCK	SHARES	STATED VALUE	OUTSTANDING CLOSE OF PERIOD
		AUTHORIZED	PER SHARE	NO OF SHARES	TOTAL AMOUNT

201	COMMON STOCK ISSUED	50,000	10	5,000	50,000

INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.
DESCRIPTION					AMOUNT
ACCOUNT 211	MISCELLANEOUS PAID-IN CAPITAL Other paid-in Capital				2,080,532
	Excess over Unr Pr Service Cost				(49,497,000)
	Fed Inc Tx-Exce Unr Pr Svc Cst				15,860,806
	St Inc Tx-Exces Unr Pr Svc Cst				4,185,479
					(27,370,183)
ACCOUNT 215	APPROPRIATED RETAINED EARNINGS None.				0

	TOTAL				(27,370,183)
INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends
Paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

		BALANCE AT	NET INCOME		BALANCE AT
DESCRIPTION		BEGINNING	OR	DIVIDENDS	CLOSE
		OF YEAR	(LOSS)	PAID	OF YEAR

ACCOUNT 216 - UNAPPROPRIATED RETAINED
EARNINGS

None.
TOTAL		0	0	0	0
17
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

SCHEDULE XII- LONG TERM DEBT

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

	TERMS OF
	OBLIGATIONS
NAME OF CREDITOR	CLASS &	DATE			BALANCE AT			BALANCE
	SERIES	OF	INTEREST	AMOUNT	BEGINNING			AT CLOSE
	OF OBLIGATIONS	MATURITY	RATE	AUTHORIZED	OF YEAR	ADDITIONS	DEDUCTIONS	OF YEAR
ACCOUNT 223-
ADVANCES FROM
ASSOCIATE
COMPANIES:

None.								0

ACCOUNT 224-
OTHER LONG-
TERM DEBT:

None.								0

TOTAL	0	0	0	0	0		0	0
18

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:	Provide balance of notes and accounts payable to each associate company. Give description and amounts of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

	BALANCE AT	BALANCE AT
DESCRIPTION	BEGINNING	CLOSE
	OF YEAR	OF YEAR

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE
COMPANIES

TOTAL	0	0

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE
COMPANIES

TOTAL	0	0

ACCOUNT 242 - MISCELLANEOUS CURRENT AND
ACCRUED LIABILITIES

Capital leases	886,697	3,020,807
Audit Expense Liability	352,501
Deferred Tax	0	1,066,483
Impairment on Lease	0	4,909,248
Reserve Due to D&O Liability, reserve for deductible related to fiduciary liability	0	1,000,000
Workers Compensation Awards	43,845	14,458
Other Current and Accrued Liabilities - Monongahela Power	243	0
TOTAL	1,283,286	10,010,996

19

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

SCHEDULE XIV

NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:	The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

None other than those specifically noted on various pages.

20

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

SCHEDULE XV

STATE OF INCOME

ACCOUNT	DESCRIPTION	CURRENT YEAR	PRIOR YEAR
	INCOME
457	Services rendered to associate companies	749,644,387	533,013,990
458	Services rendered to nonassociate companies		0
421	Miscellaneous income/loss	558,022	(558,200)
454	Rent from Electric Property
	Total Income	750,202,409	532,455,790

	EXPENSE
101-108	Utility plant expenses	0	101,645,560
500-557	Power production expenses	0	98,768,724
560-598	Transmission & Distribution expenses	0	59,252,383
870-894	Transmission & Distribution expenses-Gas	0	12,532,718
901-910	Customer accounts & services expenses	0	35,389,118
912-913	Sales expenses	0	5,514,662
920	Salaries and wages	(a) 310,832,188	62,746,110
921	Office supplies and expenses	97,560,679	24,249,384
922	Administrative expense transferred - credit	0	551
923	Outside services employed	60,303,328	17,500,241
924	Property insurance	1,709,232	18,000
925	Injuries and damages	1,537,102	4,039,636
926	Employee pensions and benefits	177,630,298	46,310,365
928	Regulatory commission expense	0	595,733
930.1	General advertising expenses	1,927,863	448,546
930.2	Miscellaneous general expenses	6,781,909	13,606,932
931	Rents	58,081,076	25,856,009
935	Maintenance of structures and equipment	0	4,200,502
403	Depreciation and amortization expense	667,839	0
408	Taxes other than income taxes	29,687,007	18,695,398
409	Income taxes	19,072,592	5,449,716
410	Provision for deferred income taxes	40,459,825	376,788
411	Provision for deferred income taxes - credit	(59,535,631)	(5,715,348)
411.5	Investment tax credit	0	0
418	Nonoperating Rental Income	1,936,558
426.1	Donations	1,357,870	169,784
426	Other deductions	0	565,580
427	Interest on long-term debt		0
431	Other interest expense	192,674	238,698

	Total Expense	750,202,409	532,455,790
	Net Income or (Loss)	0	(0)
(a) Note, in the current year all salaries and wages were classified in Acct. 920 as the other accounts are not applicable to Allegheny Energy Service Corporation.
21

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

ANALYSIS OF BILLING

ASSOCIATE COMPANIES
ACCOUNT 457

	DIRECT	INDIRECT	COMPENSATION	TOTAL
NAME OF ASSOCIATE COMPANY	COSTS	COSTS	FOR USE	AMOUNT
	CHARGED	CHARGED	OF CAPITAL	BILLED
		1/
	457-1	457-2	457-3

West Penn Power Company	86,230,393	83,590,557		169,820,950
Monongahela Power Company	73,203,994	92,503,198		165,707,192
Allegheny Energy Supply Company	147,780,110	96,498,671		244,278,781
The Potomac Edison Company	51,217,639	55,651,592		106,869,231
Mountaineer Gas	27,760,627	13,897,655		41,658,282
Allegheny Energy, Inc.	7,499,285	607,873		8,107,158
Allegheny Ventures, Inc.	2,594,018	475,589		3,069,607
Allegheny Comm. Connect, Inc.	2,715,513	1,305,233		4,020,746
AE Global Markets LLC	5,883	0		5,883
Allegheny Energy Solutions, Inc.	2,265,343	649,929		2,915,273
AE Supply Gleason Generating Facility LLC	811,851	115,116		926,967
AE Supply Wheatland Generating Facility LLC	874,925	140,562		1,015,488
Allegheny Generating Company	121,905	46,686		168,590
West Virginia Power and Transmission Company	136,639	46,318		182,957
Allegheny Energy Hunlock Creek, LLC	2,513	10,545		13,057
Green Valley Hydro, LLC	372,647	58,963		431,610
Mountaineer Gas Services	179,176	49,156		228,332
Alliance Gas Services Inc.	897	0		897
AE Supply Lincoln Generating Facility LLC	65,308	82,082		147,390
Alliance Energy Service Part	1,984	0		1,984
NYC Energy Inc.	533	0		533
Allegheny Pittsburgh Coal Co.	6,615	0		6,615
Allegheny Energy Conemaugh	10,212	0		10,212
AYP Energy, Inc.	456	0		456
Fellon McCord	55,394	0		55,394
Alliance Gas Services Holdings, LLC	802	0		802

TOTAL	403,914,662	345,729,725	0	749,644,387
22
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

ANALYSIS OF BILLING

NONASSOCIATE COMPANIES
ACCOUNT 458

	DIRECT	INDIRECT	COMPENSATION		EXCESS	TOTAL
NAME OF NONASSOCIATE COMPANY	COST	COSTS	FOR USE	TOTAL	OR	AMOUNT
	CHARGED	CHARGED	OF CAPITAL	COST	DEFICIENCY	BILLED

	458-1	458-2	458-3		458-4

None

TOTAL

INSTRUCTION: Provide a brief description of the services rendered to each nonassociate company
23

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

SCHEDULE XVI

ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES

		ASSOCIATE			NONASSOCIATE			1/ TOTAL CHARGES
		COMPANY CHARGES			COMPANY CHARGES			FOR SERVICE
		DIRECT	INDIRECT		DIRECT	INDIRECT		DIRECT	INDIRECT
DESCRIPTION OF ITEMS		COST	COST	TOTAL	COST	COST	TOTAL	COST	COST	TOTAL

920	SALARIES AND WAGES	168,119,323	142,712,865	310,832,188				168,119,323	142,712,865	310,832,188
921	OFFICE SUPPLIES AND EXPENSES	86,030,071	11,530,608	97,560,679				86,030,071	11,530,608	97,560,679
923	OUTSIDE SERVICES EMPLOYED	29,312,649	30,990,678	60,303,327				29,312,649	30,990,678	60,303,327
924	PROPERTY INSURANCE	305,119	1,404,113	1,709,232				305,119	1,404,113	1,709,232
925	INJURIES AND DAMAGES	26,347	1,510,755	1,537,102				26,347	1,510,755	1,537,102
926	EMPLOYEE PENSIONS AND BENEFITS	64,095,813	113,534,485	177,630,298				64,095,813	113,534,485	177,630,298
930.1	GENERAL ADVERTISING EXPENSES	271,338	1,656,525	1,927,863				271,338	1,656,525	1,927,863
930.2	MISCELLANEOUS GENERAL EXPENSES	5,309,939	1,471,971	6,781,910				5,309,939	1,471,971	6,781,910
931	RENTS	47,454,900	10,626,176	58,081,076				47,454,900	10,626,176	58,081,076
403	DEPRECIATION AND AMORTIZATION
	EXPENSE	667,838		667,838				667,838		667,838
408	TAXES OTHER THAN INCOME TAXES	763,664	28,923,344	29,687,008				763,664	28,923,344	29,687,008
409	INCOME TAXES		19,072,592	19,072,592					19,072,592	19,072,592
410	PROVISION FOR DEFERRED INCOME
	TAXES		40,459,825	40,459,825					40,459,825	40,459,825
411	PROVISION FOR DEFERRED INCOME
	TAXES - CREDIT		(59,535,631)	(59,535,631)					(59,535,631)	(59,535,631)
411.5	INVESTMENT TAX CREDIT
418	NONOPERATING RENTAL INCOME	1,936,558		1,936,558				1,936,558		1,936,558
426.1	DONATIONS	116,975	1,240,895	1,357,870				116,975	1,240,895	1,357,870
426	OTHER DEDUCTIONS									0
427	INTEREST ON LONG-TERM DEBT
431	OTHER INTEREST EXPENSE		192,674	192,674					192,674	192,674

INSTRUCTIONS: Total cost of service
will equal for associate and non-associate
companies the total amount billed under
their separate analysis of billing schedules.
TOTAL EXPENSES		404,410,534	345,791,875	750,202,409				404,410,534	345,791,875	750,202,409
Compensation for use of equity capital
430 INTEREST ON DEBT TO ASSOC COS.
TOTAL COST OF SERVICE		404,410,534	345,791,875	750,202,409				404,410,534	345,791,875	750,202,409

24
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

SCHEDULE XVII

SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

				DEPARTMENT OR SERVICE FUNCTION

		TOTAL			LEGAL	FINANCE	AUDIT
	DESCRIPTION OF ITEMS	AMOUNT	OVERHEAD	EXECUTIVE	GROUP	ADMINISTRATION	SERVICES	CONTROLLER	TREASURER

920	SALARIES AND WAGES	310,832,191	1,216,657	5,630,842	5,455,094	2,874,421	2,039,373	10,003,053	3,551,136
921	OFFICE SUPPLIES AND EXPENSES	97,560,677	73,605,776	976,651	518,003	217,629	209,076	392,400	129,471
923	OUTSIDE SERVICES EMPLOYED	60,303,326	5,601,913	3,100,435	4,427,564	1,053,197	3,018,009	2,513,835	351,194
924	PROPERTY INSURANCE	1,709,232			1,000,000			15,402	610,747
925	INJURIES AND DAMAGES	1,537,101						11	690,896
926	EMPLOYEE PENSIONS AND BENEFITS	177,630,294	(58,624,121)	994,547	974,582	299,969	376,318	1,826,643	660,418
930.1	GENERAL ADVERTISING EXPENSE	1,927,864		16,621	1,199
930.2	MISCELLANEOUS GENERAL EXPENSE	6,781,911	71,197	2,457,055	83,183		1,624	10,901	16,089
931	RENTS	58,081,076	20,432,586	185,363	140,054	15,577	53,367	443,364	81,586
935	MAINTENANCE OF STRUCTURES AND
	EQUIPMENT	0
403	DEPRECIATION AND AMORTIZATION
	EXPENSE	667,839	667,839
408	TAXES OTHER THAN INCOME TAXES	29,687,007	29,687,007
409	INCOME TAXES	19,072,592	19,072,592
410	PROVISION FOR DEFERRED INCOME
	TAXES	40,459,825	40,459,825
411	PROVISION FOR DEFERRED INCOME
	TAXES - CREDIT	(59,535,631)	(59,535,631)
411.5	INVESTMENT TAX CREDIT
418	NONOPERATING RENTAL INCOME	1,936,558	1,936,558
426.1	DONATIONS	1,357,870		1,356,537
426	OTHER DEDUCTIONS	0
427	INTEREST ON LONG-TERM DEBT
430	INTEREST ON DEBT TO ASSOCIATE
	COMPANIES
431	OTHER INTEREST EXPENSE	192,675	22,665

INSTRUCTIONS: Indicate each department or service
function. (See Instruction 01-3 General
Structure of Accounting System: Uniform
System of Accounts)
TOTAL EXPENSES		750,202,409	74,614,863	14,718,051	12,599,679	4,460,793	5,697,767	15,205,609	6,091,537

24A
ANNUAL REPORT OF Allegheny Energy Service Corporation
For the Year Ended December 31, 2002

SCHEDULE XVII

SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
		DEPARTMENT OR SERVICE FUNCTION
		REGULATION &	CORP. COMM.	HUMAN	INFORMATION	PROCUREMENT	SYSTEM	AE SUPPLY
	DESCRIPTION OF ITEMS	RATES	& ADMIN.	RESOURCES	SYSTEMS		SECURITY	ADMINISTRATION

920	SALARIES AND WAGES	3,259,598	2,817,758	(6,765,662)	8,326,756	1,598,479	1,430,974	1,021,392
921	OFFICE SUPPLIES AND EXPENSES	221,248	193,096	55,008	1,280,591	53,179	230,401	169,125
923	OUTSIDE SERVICES EMPLOYED	353,095	2,316,040	1,382,173	9,813,556	579,891	838,150	1,299,834
924	PROPERTY INSURANCE
925	INJURIES AND DAMAGES			814,369
926	EMPLOYEE PENSIONS AND BENEFITS	618,504	318,213	153,271,382	1,599,644	291,653	261,649	424,805
930.1	GENERAL ADVERTISING EXPENSE		431,137	79,683
930.2	MISCELLANEOUS GENERAL EXPENSE	7,185	711	(2,390)	1,214		315	1,581
931	RENTS	144,948	55,999	244,366	5,269,302	59,808	44,611	6,633
935	MAINTENANCE OF STRUCTURES AND
	EQUIPMENT
403	DEPRECIATION AND AMORTIZATION EXPENSE
408	TAXES OTHER THAN INCOME TAXES
409	INCOME TAXES
410	PROVISION FOR DEFERRED INCOME TAXES
411	PROVISION FOR DEFERRED INCOME
	TAXES - CREDIT
411.5	INVESTMENT TAX CREDIT
418	NONOPERATING RENTAL INCOME
426.1	DONATIONS
426	OTHER DEDUCTIONS
427	INTEREST ON LONG-TERM DEBT
430	INTEREST ON DEBT TO ASSOCIATE COMPANIES
431	OTHER INTEREST EXPENSE			170,010
INSTRUCTION: Indicate each department or
Service function. (See Instruction 01-3 General
Structure of Accounting System: Uniform System
of Accounts.)
TOTAL EXPENSES		4,604,578	6,132,954	149,248,939	26,291,063	2,583,010	2,806,100	2,923,370

Note: Overhead amounts include adjustments and clearing that were not done at the department level.
24B
ANNUAL REPORT OF Allegheny Energy Service Corporation
For the Year Ended December 31, 2002

SCHEDULE XVII

SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

		DEPARTMENT OR SERVICE FUNCTION

		AE GLOBAL	INFORMATION		PRODUCTION	PROJECTS	ALLEGHENY	AP CORPORATE
		ENERGY	MANAGEMENT	PLANNING	SYSTEM & SALES	DIVISION	POWER	& AP
	DESCRIPTION OF ITEMS	MARKETS	SUPPLY	SUPPLY	SUPPLY	SUPPLY	ADMINISTRATION	HUMAN RESOURCES

920	SALARIES AND WAGES	18,379,877	1,654,305	12,783	91,510,738	9,240,619	2,118,525	2,110,335
921	OFFICE SUPPLIES AND EXPENSES	4,443,014	14,159	448,372	640,565	1,667,720	175,460	168,547
923	OUTSIDE SERVICES EMPLOYED	4,924,610	338,320	1,320,152	158,317	143,036	26,019	320,911
924	PROPERTY INSURANCE
925	INJURIES AND DAMAGES					1,495
926	EMPLOYEE PENSIONS AND BENEFITS	28,091,052	326,405		18,132,203	1,824,873	308,610	125,890
930.1	GENERAL ADVERTISING EXPENSE	3,732
930.2	MISCELLANEOUS GENERAL EXPENSE	19,063		3,855,583	5,295	83,674	12,268	255
931	RENTS	26,626,590	19,262	1,116	62,849	72,320	70,284	15,092
935	MAINTENANCE OF STRUCTURES AND EQUIPMENT
403	DEPRECIATION AND AMORTIZATION EXPENSE
408	TAXES OTHER THAN INCOME TAXES
409	INCOME TAXES
410	PROVISION FOR DEFERRED INCOME TAXES
411	PROVISION FOR DEFERRED INCOME
	TAXES - CREDIT
411.5	INVESTMENT TAX CREDIT
418	NONOPERATING RENTAL INCOME
426.1	DONATIONS				31
426	OTHER DEDUCTIONS
427	INTEREST ON LONG-TERM DEBT
430	INTEREST ON DEBT TO ASSOCIATE COMPANIES
431	OTHER INTEREST EXPENSE
INSTRUCTION: Indicate each
Department or service function.
(See Instruction 01-3 General
Structure of Accounting System:
Uniform System of Accounts.)
	TOTAL EXPENSES	82,487,938	2,352,451	5,638,006	110,509,998	13,033,737	2,711,166	2,741,030 -
Note: Overhead amounts include adjustments and clearing that were not done at the department level.
24C
ANNUAL REPORT OF Allegheny Energy Service Corporation
For the Year Ended December 31, 2002

SCHEDULE XVII

SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

		DEPARTMENT OR SERVICE FUNCTION

		AP	AP	AP SYSTEM	(Unregulated)
		CUSTOMER	CUSTOMER	PLANNING &	ALLEGHENY
	DESCRIPTION OF ITEMS	AFFAIRS	OPERATIONS	OPERATIONS	VENTURES

920	SALARIES AND WAGES	21,351,971	99,201,857	19,269,846	3,521,464
921	OFFICE SUPPLIES AND EXPENSES	3,093,650	5,250,522	3,337,617	69,397
923	OUTSIDE SERVICES EMPLOYED	3,605,376	5,844,727	6,846,539	126,433
924	PROPERTY INSURANCE				83,083
925	INJURIES AND DAMAGES		21,416	2,612	6,302
926	EMPLOYEE PENSIONS AND BENEFITS	3,650,126	17,835,683	3,586,487	454,759
930.1	GENERAL ADVERTISING EXPENSE	1,359,816	23,998		11,678
930.2	MISCELLANEOUS GENERAL EXPENSE	104,901	7,383	44,575	249
931	RENTS	786,840	1,963,042	1,283,337	2,780
935	MAINTENANCE OF STRUCTURES AND EQUIPMENT
403	DEPRECIATION AND AMORTIZATION EXPENSE
408	TAXES OTHER THAN INCOME TAXES
409	INCOME TAXES
410	PROVISION FOR DEFERRED INCOME TAXES
411	PROVISION FOR DEFERRED INCOME
	TAXES - CREDIT
411.5	INVESTMENT TAX CREDIT
418	NONOPERATING RENTAL INCOME
426.1	DONATIONS	1,298	4
426	OTHER DEDUCTIONS
427	INTEREST ON LONG-TERM DEBT
430	INTEREST ON DEBT TO ASSOCIATE COMPANIES
431	OTHER INTEREST EXPENSE
INSTRUCTION: Indicate each
Department or service function.
(See Instruction 01-3 General
Structure of Accounting System:
Uniform System of Accounts.)
	TOTAL EXPENSES	33,953,978	130,148,632	34,371,013	4,276,145	-
Note: Overhead amounts include adjustments and clearing that were not done at the department level.
					25

ANNUAL REPORT OF Allegheny Service Corporation

For the Year Ended December 31, 2002

DEPARTMENTAL ANALYSIS OF SALARIES
ACCOUNT 920

	DEPARTMENTAL SALARY EXPENSE				NUMBER
NAME OF DEPARTMENT	INCLUDED IN AMOUNTS BILLED TO				PERSONNEL
Indicate each dept.	TOTAL	PARENT	OTHER	NON	END OF
or service function.	AMOUNT	COMPANY	ASSOCIATES	ASSOCIATES	YEAR

Executive	6,847,499	1,385,035	5,462,464		27
Legal Group	5,455,094	250,179	5,204,916		52
Finance Administration	2,874,421		2,874,421		14
Audit Services	2,039,373		2,039,373		29
Controller	10,003,052	11,833	9,991,218		136
Treasurer	3,551,136	39,592	3,511,545		51
Regulation and Rates	3,259,598		3,259,598		43
Corporate Communication & Administration	2,817,758	7,089	2,810,669		22
Human Resources	(6,765,662)		(6,765,662)		54
Information Systems	8,326,756		8,326,756		110
Procurement	1,598,479		1,598,479		22
System Security	1,430,973		1,430,973		24
Allegheny Energy Supply Administration	1,021,392	12,688	1,008,704		12
AE Global Energy Markets	18,379,877	7,436	18,372,441		101
Information Management Supply	1,654,305	29,259	1,625,046		23
Planning - Supply	12,782		12,782		0
Production & Sales	91,510,738		91,510,738		1,328
Projects Division	9,240,619	50,302	9,190,316		114
Allegheny Power Administration	2,118,525	7,550	2,110,975		13
AP Corporate	2,110,335		2,110,335		108
Customer Affairs	21,351,971		21,351,971		317
Customer Operations	99,201,859	(1,124)	99,202,983		2,489
System Planning & Operations	19,269,844	2,235	19,267,609		242
Allegheny Ventures	3,521,464		3,521,464		123

TOTAL	310,832,188	1,802,074	309,030,114	0	5,454

In 1997 virtually all employees of associated companies were transferred to Allegheny Energy Service
Corporation.

		26
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

INSTRUCTIONS:	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
FROM WHOM PURCHASED	ADDRESS	AMOUNT

Legal Services:

Vendors Over $25,000		5,608,933

SULLIVAN & CROMWELL	125 BROAD STREET NEW YORK NY	2,478,285
JONES DAY REAVIS & POGUE	222 E 41ST ST NEW YORK NY	526,724
WINSTON & STRAWN LLP	36235 TREASURY CTR CHICAGO IL	438,147
JACKSON KELLY PLLC	PO BOX 11276 CHARLESTON WV	332,898
SIMPSON THACHER & BARTLETT	425 LEXINGTON AVE NEW YORK NY	269,405
GALE & WENTWORTH	CAMPUS DRIVE PRINCETON NJ	245,902
REED SMITH LLP	PO BOX 360074M PITTSBURGH PA	192,926
JACK'S CREEK/SITKIN SMELTING	SITE ESCROW ACCOUNT BUFFALO NY	143,256
SWIDLER BERLIN SHEREFF FRIEDMAN	PO BOX 3766 WASHINGTON DC	141,386
ECKERT SEAMANS CHERIN & MELLOT	PO BOX 643187 PITTSBURGH PA	135,872
BABST CALLAND CLEMENTS & ZOMNIR	2 GATEWAY CTR EIGHTH FLOOR PITTSBURGH PA	98,724
THE ACCORD GROUP	1225 EYE ST NW WASHINGTON DC	96,000
PRICEWATERHOUSE COOPERS LLP	2400 ELEVEN PENN CTR PHILADELPHIA PA	94,000
ECONOMISTS INC	1200 NEW HAMPSHIRE AVE WASHINGTON DC	70,448
CHARLES RIVER ASSOCIATES INC	D-3139 BOSTON MA	65,730
J CHRISTOPHER LAGOW	830 E MAIN ST STE 1500 RICHMOND VA	65,284
ZEVNIK HORTON LLP	77 W WACKER DR CHICAGO IL	60,410
RUSSELL R JOHNSON III	3734 BYFIELD PL RICHMOND VA	49,669
BALLARD SPAHR ANDREWS &	1735 MARKET ST 51ST FL PHILADELPHIA PA	39,941
THROP REED & ARMSTRONG LLP	301 GRANT ST PITTSBURGH PA	33,478
BALLARD SPAHR ANDREWS &	1735 MARKET ST 51ST FL PHILADELPHIA PA	30,448

Miscellaneous - Under $25,000 (62)		682,289

Total Legal Service		6,291,222

Audit Services

Vendors Over $25,000		2,985,224

PRICEWATERHOUSE COOPERS LLP	2400 ELEVEN PENN CTR PHILADELPHIA PA	2,985,224

Miscellaneous - Under $25,000 (1)		780

Total Audit Service		2,986,004

Medical Services

Vendors Over $25,000		365,005
		26A
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

OUTSIDE SERVICES EMPLOYEE
ACCOUNT 923

INSTRUCTIONS	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any
	one payee and included within one subaccount is less than $100,000, only the aggregate number and
	amount of all such payments included within the subaccount need be shown. Provide a subtotal for each
	each type of service
FROM WHOM PURCHASED	ADDRESS	AMOUNT

GATEWAY REHABILITATION CENTER	RD 2 MOFFETT RUN RD ALIQUIPPA PA	90,613
DRUG TESTING PROGRAMS	PO BOX 157 BRIDGEVILLE	81,817
ACORDIA EMPLOYERS SERVICE CORP	PO BOX 3389 CHARLESTON WV	81,641
PROFESSIONAL HEALTH SERVICES INC	83 S EAGLE RD HAVERTOWN PA	51,310
AESTIQUE EXECUTIVE HEALTHCARE	ONE AESTHETIC WAY GREENSBURG PA	32,365
FAIRMONT GENERAL HOSPITAL INC	PO BOX 3756 CHARLESTON WV	27,259

Miscellaneous - Under $25,000c (184)		188,696

Total Medical Service		553,701

Engineering Services

Vendors Over $25,000		65,000

EPRI	PO BOX 217097 CHARLOTTE NC	65,000

Miscellaneous - Under $25,000 (21)		91,387

Total Engineering Service		156,387

Temporary Staffing Services

Vendors Over $25,000		1,064,798

TECHNICAL SOLUTIONS INC	1817 GOLDEN MILE HWY PITTSBURGH PA	404,287
MANPOWER INC	6TH & WOOD ST PITTSBURGH PA	346,232
TRIGYN TECHNOLOGIES INC	1 METROPLEX DR EDISON NJ	118,719
MAGIC LANTERN FILM & THEATRE INC	PO BOX 313 NEW YORK NY	102,038
ACCOUNTEMPS	120 FIFTH AVENUE PLACE PITTSBURGH PA	48,781
TODAYS STAFFING INC	PO BOX 910270 DALLAS TX	44,741

Miscellaneous - Under $25,000 (20)		185,269

Total Temporary Staffing		1,250,067

Rates Services

Vendors Over $25,000		0

Miscellaneous - Under $25,000 (3)		8,863

Total Rates Service		8,863
26B
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

OUTSIDE SERVICES EMPLOYEE
ACCOUNT 923

INSTRUCTIONS	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any
	one payee and included within one subaccount is less than $100,000, only the aggregate number and
	amount of all such payments included within the subaccount need be shown. Provide a subtotal for
	each type of service.
FROM WHOM PURCHASED		AMOUNT
Credit and Collection Services

Vendors over $25,000		37,141

TRANS UNION LLC		37,141

Miscellaneous - Under $25,000 (17)		8,666

Total Credit and Collection Service		45,807

Contract Work

Vendors Over $25,000		5,667,652

C & M COURIER SERVICE INC	BOX 4520 BRIDGEPORT WV	589,253
ABB INC	PO BOX 88853 CHICAGO IL	425,913
L J ASSOCIATES INC	200 PLEASANT UNITY RD STE 112 LATROBE PA	337,064
FAYETTE CO COMMUNITY ACTION	140 N BEESON AVE UNIONTOWN PA	333,102
COMMUNITY ACTION SOUTHWEST	315 EAST HALLAM AVE WASHINGTON PA	318,788
INSIGHT SERVICES	345 MT LEBANON AVE PITTSBURGH PA	282,044
LOWES HOME IMPROVEMENT WHSE	PO BOX 281791 ATLANTA GA	248,529
COMDISCO NETWORK SERVICES	7145 COLLECTION CENTER CHICAGO IL	246,543
WESTMORELAND HOUSING AUTH.	RD 6 BOX 223 GREENSBURG PA	200,436
CIBER	1500 ARDMORE BLVD PITTSBURGH PA	187,931
HIGH VOLTAGE MAINTENANCE CORP	310 VISTA PARK DR PITTSBURGH PA	182,075
STORAGE TECHNOLOGY CORP	PO BOX 95011 CHIAGO IL	142,804
IBM CORP	2100 CORPORATE DR WEXFORD PA	139,280
PITNEY BOWES PRODUCTION MAIL	37 EXECUTIVE DR DANBURY CT	133,424
TEK SYSTEMS INC	PO BOX 630853 BALTIMORE MD	103,208
COMDISCO INC	PO BOX 96283 CHICAGO IL	95,821
MAXIM GROUP	921 ELKRIDGE LANDING RD LINTHICUM MD	93,572
WASHINGTON GROUP INTL	4350 NORTHERN PIKE MONROEVILLE PA	93,069
THE WEAVERTOWN GROUP	PO BOX 692051 CINCINNATI OH	89,038
GE - MOSTARDI PLATT	5942 COLLECTION CENTER CHICAGO IL	84,940
IPC INFORMATION SYSTEMS INC	2009 RENAISSANCE BLVD KING OF PRUSSIA PA	83,797
ALSTOM ESCA CORP	PO BOX 2551 CAROL STREAM IL	79,051
OCE PRINTING SYSTEMS USA INC	116 GAITHER DRIVE MT LAUREL NJ	78,497
A C COY CO	400 TECHNOLOGY DR CANONSBURG PA	77,745
CENTRAL PA COMMUNITY ACTION	PO BOX 792 CLEARFIELD PA	73,416
MARCELL ROSE ANTHONY	ALLSTATE DELIVERY SVC INC COLUMBUS OH	72,500
SOUTH CENTRAL COMM ACTION	153 N STRATTON ST GETTYSBURG PA	70,797
ALL CLEAR LOCATING SERVICE	401 E LOUTHER ST STE 302 CARLISLE PA	63,162
OPTIMUS SOLUTIONS LLC	DEPT 77-6899 CHICAGO IL	61,769
ELECTRO RENT CORP	DEPT CH 10997 PALATINE IL	53,360
COMSYS	PO BOX 601674 CHARLOTTE NC	49,872
AFFILIATED COMPUTER SER	14819 CENTRAL AVE SE ALBUQUERQUE NM	49,147
26C
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

OUTSIDE SERVICES EMPLOYEE
ACCOUNT 923

INSTRUCTIONS	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any
	one payee and included within one subaccount is less than $100,000, only the aggregate number and
	amount of all such payments included within the subaccount need be shown. Provide a subtotal for each
	type of service.
FROM WHOM PURCHASED		AMOUNT
EMC CORPORATION	176 SOUTH ST HOPKINTON MA	49,076
LANTEK COMPUTER SERVICE	442 JANE ST CARNEGIE PA	48,282
KFORCE.COM	PO BOX 277997 ATLANTA GA	39,348
RAPIDIGM INC	4400 CAMPBELLS RUN RD PITTSBURGH PA	39,096
BEDFORD-FULTON HOUSING SVC INC	10241 LINCOLN HIGHWAY EVERETT PA	36,987
DELPHI CONSULTING INC	2435 WEST PIKE ST HOUSTON PA	35,624
CERIDIAN EMPLOYER SERVICES	PO BOX 10989 NEWARK NJ	34,860
ALLIN CONSULTING OF PA INC	381 MANSFIELD AVE PITTSBURGH PA	33,699
BECKWITH MACHINERY CO	4565 WILLIAM PENN HIGHWAY MURRYSVLLE PA	32,532
OSMOSE UTILITIES SVC INC	M & T BANK DEPT NO 560 BUFFALO NY	32,279
XEROX CORP	PO BO 827598	31,291
ELECTRIC POWER SYSTEMS	4227 CAMPBELLS RUN RD PITTSBURGH PA	30,890
IPASS INC	3800 BRIDGE PARKWAY REDWOOD SHORES CA	28,975
UTILITIES FORESTRY SERVICES INC	PO BOX 1027 CLEARFIELD PA	27,764
RYDER INTEGRATED LOGISTICS INC	PO BOX 371264-M PITTSBURGH PA	27,002

Miscellanous Under $25,000 (128)		343,147

Total Contract Work		6,010,799

License and Maintenance Services

Vendors Over $25,000		14,191,871

ALSTOM ESCA CORP	PO BOX 2551 CAROL STREAM IL	1,681,414
IBM CORP	2100 CORPORATE DR WEXFORD PA	1,547,725
CIBER	1500 ARDMORE BLVD PITTSBURGH PA	863,965
UTILITY ASSOCIATES INC	7 PIEDMONT CTR STE 300 ATLANTA GA	534,422
COMPUTER ASSOC INTL INC	PO BOX 360355 PITTSBURGH PA	486,068
EMC CORPORATION	176 SOUTH ST HOPKINTON MA	429,166
TEK SYSTEMS INC	PO BOX 630853 BALTIMORE MD	397,231
OMI INTERNATIONAL INC	1501 WOODFIELD RD WEST SCHAUMBURG IL	397,175
A C COY CO	400 TECHNOLOGY DR CANONSBURG PA	360,890
MAXIM GROUP	921 ELKRIDGE LANDING RD LINTHICUM MD	351,221
ORACLE CORP	500 ORACLE PKWY REDWOOD SHORES CA	315,389
CORPORATE SOFTWARE & TECH.	2 EDGEWATER DR NORWOOD MA	286,594
INTEG ENTERPRISE CONSULTING	38 EAST PARK STREET NEWARK NJ	280,091
COMSYS	PO BOX 601674 CHARLOTTE NC	274,820
SCHLUMBERGER ELECTRICITY INC	2661 HUNTER POINT DR WEXFORD PA	269,027
CORPSOFT INC	PO BOX 3514 BOSTON MA	238,441
CONVERGENT GROUP CORP	DEPT 348 DENVER CO	227,960
AFFILIATED COMPUTER SER INC	14820 CENTRAL AVE SE ALBEQUERQUE NM	220,766
LODESTAR CORP	2 CORPORATION WAY PEABODY MA	199,404
OPTIMUS SOLUTIONS LLC	DEPT 77-6899 CHICAGO IL	183,475
KFORCE.COM	PO BOX 277997 ATLANTA GA	179,932
POWERPLAN CONSULTANTS INC	1600 PARKWOOD CIRCLE ATLANTA GA	178,721
ALLIN CONSULTING OF PA INC	381 MANSFIELD AVE PITTSBURGH PA	176,267

26D
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

OUTSIDE SERVICES EMPLOYEE
ACCOUNT 923

INSTRUCTIONS	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any
	one payee and included within one subaccount is less than $100,000, only the aggregate number and
	amount of all such payments included within the subaccount need be shown. Provide a subtotal for each
	type of service.
FROM WHOM PURCHASED		AMOUNT
DELPHI CONSULTING INC	2435 WEST PIKE ST HOUSTON PA	168,761
RAPIDIGM INC	4400 CAMPBELLS RUN RD PITTSBURGH PA	165,304
CANDLE CORP	PO BOX 92278 CHICAGO IL	147,767
MAINLINE INFORMATION SYSTEMS	404 ONEIDA TRAIL MERCER PA	144,195
LANTEK COMPUTER SERVICE	442 JANE ST CARNEGIE PA	142,001
ALSTOM EAI CORP	PO BOX 88808 CHICAGO IL	140,902
COMPUWARE CORPORATION	A/R DEPT FARMINGTON HILLS MI	127,076
ITRON INC	PO BOX 200209 DALLAS TX	126,680
STORAGE TECHNOLOGY CORP	PO BOX 95011 CHICAGO IL	106,557
HYPERION SOLUTIONS CORP	PO BOX 39000 SAN FRANCISCO CA	102,225
CGI	111 DUKE ST 3RD FL MONTREAL QC CANADA	101,507
ITSPARC INC	214 RANDY LAND PITTSBURGH PA	98,679
BEA SYSTEMS INC	7074 COLLECTION CENTER DR CHICAGO IL	95,963
GE CAPITAL IT SOLUTIONS	4157 MOUNTAIN RD PMB 266 PASADENA MD	95,218
BMC SOFTWARE DISTRIBUTION INC	PO BOX 201040 HOUSTON TX	94,199
BENEFACTOR FUNDING CORP	PO BOX 6241 DENVER CO	89,680
CINCOM	PO BOX 711103 CINCINNATI OH	86,437
TERRY WATERBURY	6355 FAIRWAY VIEW COVE BARTLETT TN	84,842
PHOENIX SOLUTIONS	PO BOX 642228 PITTSBURGH PA	82,283
PRINCE SOFTWARE INC	3 PEARL CT ALLENDALE NJ	82,167
LOGICAL INFORMATION MACHINES	120 W MADISON AVE STE 1200 CHICAGO IL	75,309
DIGITAL INSPECTIONS	PO BOX 350020 BOSTON MA	74,580
IRON MOUNTAIN	PO BOX 65017 CHARLOTTE NC	74,374
ENTERPRISE CONSULTING PARTNERS	620 HERNDON PKWY STE 350 HERNDON VA	73,824
AMERICAN MANAGEMENT SYSTEMS	300 CHAPEL RD MANCHESTER CT	69,833
GDT INC	PO BOX 3506 BOSTON MA	67,750
SOFTWARE SPECIALISTS INC	2000 CORPORATE DR SUITE 410 WEXFORD PA	66,987
COGNOS CORPORATION	PENN CENTER WEST TWO PITTSBURGH PA	66,057
MAXIMUS	998 OLD EAGLE SCHOOL RD STE 1215 WAYNE PA	61,480
SECURE COMPUTING CORP	NW 7182 PO BOX 1450 MINNEAPOLIS MN	61,437
PRIMAVERA SYSTEMS INC	50 MAIN ST SUITE 1000 WHITE PLAINS NY	51,409
MAPFRAME CORP	4514 COLE AVE SUITE 400 DALLAS TX	49,254
OBVIENT STRATEGIES INC	1844 BALDWIN WAY STE 100 MARIETTA	47,000
BENTLEY SYSTEMS INC	PO BOX 828836 PHILADELPHIA PA	46,719
EISTREAM VIEWSTAR INC	PO BOX 93104 LUBBOCK TX	45,707
SYBARI SOFTWARE INC	353 LARKFIELD RD EAST NORTHPORT NY	45,425
REDSIREN TECHNOLOGIES INC	100 FIRST AVE STE 900 PITTSBURGH PA	44,760
SYBASE INC	77 S BEDFORD ST BURLINGTON MA	43,656
JUMPSTART SERVICES INC	5646 36TH AVE SW SEATTLE WA	42,232
EPICOR SOFTWARE CORP	DEPT 1547 LOS ANGELES CA	40,862
MODIS SOLUTIONS	400 SOUTHPOINTE BLVD CANONSBURG PA	40,472
HALOGEN SOFTWARE INC	17 AURIGA DR ONTARIO CANADA	36,750
PITTSBURGH BUSINESS CONSULTANT	800 VINIAL ST SUITE B 402 PITTSBURGH PA	35,587
ASPECT COMMUNICATIONS CORP	PO BOX 67000 DETROIT MI	35,372
OMNIVEX CORPORATION	50A E CALDARI RD ONTARIO CANADA	34,689
26E
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

OUTSIDE SERVICES EMPLOYEE
ACCOUNT 923

INSTRUCTIONS	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any
	one payee and included within one subaccount is less than $100,000, only the aggregate number and
	amount of all such payments included within the subaccount need be shown. Provide a subtotal for each
	type of service.
FROM WHOM PURCHASED		AMOUNT

STERLING COMMERCE INC	PO BOX 73199 CHICAGO IL	32,322
IQ INC	4530 WILLIAM PENN HIGHWAY MURRYSVILLE PA	32,036
THE MATHWORKS INC	3 APPLE HILL DR NATICK MA	32,000
INTEGRAL STRATEGIES INC	1121 BOYCE RD PITTSBURGH PA	31,582
ALLEN SYSTEMS GROUP INC	135 S LASALLE ST DEPT 4304 CHICAGO IL	31,571
GE SMALLWORLD (US) INC	PO BOX 643237 PITTSBURGH PA	31,289
TELEGENIX INC	PO BOX 828529 PHILADELPHIA PA	31,044
GEP SPATIAL INNOVATIONS INC	PO BOX 465 WASHINGTON PA	30,624
DARWIN PARTNERS INC	PO BOX 845583 BOSTON MA	30,000
RATIONAL SOFTWARE CORP	PO BOX 60000 SAN FRANCISCO CA	29,514
SAS INSTITUTE INC	SAS CAMPUS DR CARY NC	29,044
VERITAS SOFTWARE CORP	350 ELLIS ST MOUNTAIN VIEW CA	27,418
ENOSERV	5630 S MEMORIAL STE 100 TULSA OK	27,325
DATA PROCESSING SCIENCES CORP	TWO PARKWAY CENTER PITTSBURGH PA	26,103
SERVICEWARE INC	333 ALLEGHENY AVE OAKMONT PA	25,623
LEVI RAY AND SHOUP INC	2401 W MONROE ST SPRINGFIELD IL	25,244
NEW ENERGY ASSOC LLC	PO BOX 116022 ATLANTA GA	25,000

Miscellaneous - Under $25,000 (133)		800,186

Total License and Maintenance Services		14,992,057

Other Services

Vendors Over $25,000		25,836,308

US SECURITY ASSOCIATES INC	PO BOX 931703 ATLANTA GA	1,183,820
EPRI	PO BOX 217097 CHARLOTTE NC	949,987
CIBER	1500 ARDMORE BLVD PITTSBURGH PA	949,027
MELLON INVESTOR SERVICES LLC	PO BOX 360857 PITTSBURGH PA	898,453
ORRICK HERRINGTON & SUTCLIFFE	666 FIFTH AVENUE NEW YORK NY	838,442
SKIPPING STONE INC	29 GARRETT AVE ROSEMONT PA	821,292
SULLIVAN & CROMWELL	125 BROAD ST NEW YORK NY	820,979
ZOLFO COOPER LLC	292 MADISON AVE NEW YORK NY	800,000
L J ASSOCIATES INC	200 PLEASANT UNITY RD STE 112 LATROBE PA	785,691
SPOKANY & CO	5410 EDSON LN STE 310 ROCKVILLE MD	757,008
LAZARD FRERES & CO LLC	30 ROCKEFELLER PLAZA 60TH FL NEW YORK NY	751,751
LEHR CONSTRUCTION CORP	902 BROADWAY NEW YORK NY	676,443
TEK SYSTEMS INC	PO BOX 630853 BALTIMORE MD	630,999
MCKINSEY & CO INC	PO BOX 7247-7255 PHILADELPHIA PA	627,220
ERNST & YOUNG LLP	PO BOX 640382 PITTSBURGH PA	605,000
LP THEBAULT CO	PO BOX 10482 NEWARK NJ	482,986
ALIGN COMMUNICATIONS INC	845 THIRD AVE 13TH FL NEW YORK NY	439,928
BANK OF AMERICA - CHIC 96907	ERNST & YOUNG LLP PO BOX 96907 CHICAGO IL	439,834
WALKER INFORMATION INC	PO BOX 663756 INDIANAPOLIS IN	436,324
ENPORION	TWO HARBOUR PLACE TAMPA FL	432,617
26F
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

OUTSIDE SERVICES EMPLOYEE
ACCOUNT 923

INSTRUCTIONS	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any
	one payee and included within one subaccount is less than $100,000, only the aggregate number and
	amount of all such payments included within the subaccount need be shown. Provide a subtotal for each
	type of service.
FROM WHOM PURCHASED		AMOUNT

A C COY CO	400 TECHNOLOGY DR CANONSBURG PA	422,425
INTERNATIONAL MANAGEMENT	15830 FOLTZ INDUSTRIAL PKWY CLEVELAND OH	410,000
JOELE FRANK	140 EAST 45TH ST NEW YORK NY	408,826
FTI CONSULTING INC (WIRES)	2001 ROSS AVE SUITE 1800 DALLAS TX	399,895
DOLLAR ENERGY FUND INC	PO BOX 42329 PITTSBURGH PA	385,032
ADP INVESTOR COMMUNICATION	PO BOX 23487 NEWARK NJH	358,116
RISKON INC	15 CENTRAL AVE TENAFLY NJ	296,610
DEWEY BALLANTINE LLP	1301 AVENUE OF THE AMERICAS NEW YORK NY	260,658
PRICEWATERHOUSE COOPERS LLP	2400 ELEVEN PENN CTR PHILADELPHIA PA	260,112
LIPPINCOTT & MARGULIES	499 PARK AVE NEW YORK NY	252,840
DATICON SYSTEMS INC	45 KINGS HIGHWAY GALES FERRY CT	209,077
COMSYS	PO BOX 601674 CHARLOTTE NC	198,910
KFORCE.COM	PO BOX 277997 ATLANTA GA	194,898
DELPHI CONSULTING INC	2435 WEST PIKE ST HOUSTON PA	192,398
TECHNICAL SOLUTIONS INC	1817 GOLDEN MILE HIGHWAY PITTSBURGH PA	188,764
ROBERT HALF MGMT RESOURCES	12400 COLLECTIONS CTR DR CHICAGO IL	184,709
RAPIDIGM INC	4400 CAMPBELLS RUN RD PITTSBURGH PA	179,568
TOWERS PERRIN INC	PO BOX 8500 S-6110 PHILADELPHIA PA	177,360
BMC SOFTWARE DISTRIBUTION INC	PO BOX 201040 HOUSTON TX	162,286
ONSITE COMPANIES	7 PARKWAY CTR SUITE 102 PITTSBURGH PA	158,429
CRITT GRAHAM ASSOCIATES	2971 CLAIRMONT RD STE 850 ATLANTA GA	155,679
PHOENIX SOLUTIONS	PO BOX 642228 PITTSBURGH PA	145,536
EMC CORPORATION	176 SOUTH ST HOPKINTON MA	143,100
AFFILIATED COMPUTER SVCS	14819 CENTRAL AVE SE ALBUQUERQUE NM	139,953
909 THIRD CO LP	PO BOX 19426A NEWARK NJ	135,543
HEIDRICK & STRUGGLES INC	135 S LASALLE DEPT 1133 CHICAGO IL	129,686
RIPTECH INC	2800 EISENHOWER AVE ALEXANDRIA VA	121,908
MANCINI-DUFFY INC	39 WEST 13TH ST NEW YORK NY	118,449
DARWIN PARTNERS INC	PO BOX 845583 BOSTON MA	112,530
EDISON ELECTRIC INSTITUTE	701 PENNSYLVANIA AVE NW WASHINGTON DC	109,165
LEHIGH UNIVERSITY	117 ATLSS DRIVE BETHLEHEM PA	108,157
PGH BUSINESS CONSULTANTS	800 VINIAL ST SUITE B402 PITTSBURGH PA	105,308
RAY & BERNDTSON INC	DRAWER NO 980028 FT WORTH TX	104,217
PARKER/HUNTER INC	600 GRANT ST 31ST FL PITTSBURGH PA	103,797
ITSPARC INC	214 RANDY LANE PITTSBURGH PA	101,515
IBM CORP	2100 CORPORATE DR WEXFORD PA	99,836
BUCK CONSULTANTS INC	DEPT CH 14061 PALATINE IL	97,550
KLETT ROONEY LIEBER & SCHORLING	ONE OXFORD CENTER PITTSBURGH PA	94,880
INTERTECH SECURITY LLC	519 E MAIN ST STE 201 CARNEGIE PA	94,409
TWR EXPRESS INC	38-30 CRESCENT ST LONG ISLAND CITY NY	93,293
LAN TEK COMPUTER SERVICE	441 JANE ST CARNEGIE PA	93,189
EMPIRE OFFICE INC	125 MAIDEN LN NEW YORK NY	93,002
BEYOND INTERNATIONAL	PO BOX 652 NEW YORK NY	92,730
CORNERSTONE FINANCIAL ADVISORS	THREE PARKWAY NORTH DEERFIELD IL	91,980
BAKER BOTTS LLP	PO BOX 201626 HOUSTON TX	91,581
SUNGGARD RECOVERY SERVICES LP	PO BOX 91233 CHICAGO IL	86,794
26G
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

OUTSIDE SERVICES EMPLOYEE
ACCOUNT 923

INSTRUCTIONS	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any
	one payee and included within one subaccount is less than $100,000, only the aggregate number and
	amount of all such payments included within the subaccount need be shown. Provide a subtotal for each
	type of service.
FROM WHOM PURCHASED		AMOUNT

LCG CONSULTING INC	4962 EL CAMINO REAL STE 112 LOS ALTOS CA	85,000
SCHNADER HARRISON	1600 MARKET ST STE 3600 PHILADELPHIA PA	83,368
IES/PETCO PLBG & HTG INC	15 WISCONSIN AVE NORWICH CT	81,174
ALLIN CONSULTING OF PA INC	381 MANSFIELD AVE PITTSBURGH PA	80,525
SKIPPING STONE	28 GARRETT AVE ROSEMONT PA	76,224
BINGHAM DANA	150 FEDERAL ST BOSTON MA	75,000
IBASE CONSULTING	PO BOX 6699 NEW YORK NY	69,300
ACCENTURE LLP	11951 FREEDOM DR RESTON VA	69,042
COMDISCO CONTINUITY SERV	PO BOX 91753 CHICAGO IL	66,377
INTEGRAL STRATEGIES INC	1121 BOYCE RD PITTSBURGH PA	65,757
EXECUTRAIN CORP OF PITTSBURGH	1000 OMEGA DR STE 1110 PITTSBURGH PA	65,525
COMPUCOM SYSTEMS INC	PO BOX 8500-50970 PHILADELPHIA PA	65,402
J D POWER AND ASSOCIATES	PO BOX 512778 LOS ANGELES CA	65,000
NEW YORK STOCK EXCHANGE INC	GRAND CENTRAL STATION NEW YORK NY	64,580
UNITED PARCEL SERVICE	3901 VERO ROAD BALTIMORE MD	64,446
PLANALYTICE INC	1325 MORRIS DR STE 201 WAYNE PA	63,201
OGILVY PUBLIC RELATIONS	PO BOX 8500-4106 PHILADELPHIA PA	59,108
HEETER PRINTING CO INC	441 TECHNOLOGY DR SOUTHPOINTE PA	58,731
BUSINESS WIRE	PO BOX 60270 LOS ANGELES CA	56,489
JUSTIFACTS CREDENTIALS	8085 SALTSBURG RD STE 100 PITTSBURGH PA	56,152
STRATEGIC DECISIONS GROUP	135 S LASALLE ST DEPT 4628 CHICAGO IL	54,843
OGILVY PR WORLDWIDE	PO BOX 8500-4105 PHILADELPHIA PA	52,847
ACORDIA EMPLOYERS SERVICE CORP	PO BOX 3389 CHARLESTON WV	51,601
ENVIRONMENTAL CONSULTANTS INC	301 LAKESIDE DR SOUTHAMPTON PA	50,000
POWERSPAN CORP	54 OLD BAY RD NEW DURHAM NH	50,000
THE NEW MILLENNIUM GROUP	ST PETER PORT GUERNSEY	50,000
ITRON INC	PO BOX 200209 DALLAS TX	49,884
ACCOUNTEMPS	120 FIFTH AVENUE PL PITTSBURGH PA	49,230
TGENERGY INC	PO BOX 158 BOONSBORO MD	49,128
CRITT GRAHAM & ASSOCIATES	2970 CLAIRMONT RD STE 850 ATLANTA GA	48,971
STANDARD & POORS	55 WATER ST NEW YORK NY	48,640
MODIS SOLUTIONS	400 SOUTHPOINTE BLVD CANONSBURG PA	47,238
REDSIREN TECH INC	100 FIRST AVE STE 900 PITTSBURGH PA	46,840
URS	PO BOX 844130 DALLAS TX	46,702
ENTERPRISE FOR EDUCATION	1316 3RD ST STE 103 SANTA MONICA CA	46,125
AUS CONSULTANTS	155 GAITHER DR PO BOX 1050 MOORESTOWN NJ	45,864
JANA O SHEFFER CONSULTANT	315 W 2ND ST FREDERICK MD	45,299
COLUMBIA CONSULTING GROUP	20 S CHARLES ST 9TH FL BALTIMORE MD	43,884
BROUDY PRINTING INC	221 AUBURN ST PITTSBURGH PA	43,249
IRON MOUNTAIN/NUS	BO L996P PITTSBURGH PA	43,223
ROCHESTER GAS AND ELECTRIC	89 EAST AVE ROCHESTER NY	42,712
BEA SYSTEMS INC	7074 COLLECTION CENTER DR CHICAGO IL	42,050
MCMANUS AND MILES	350 PARK AVE 23RD FL NEW YORK NY	41,050
ROGER A BAUM	909 THIRD AVE NEW YORK NY	41,040
HYPERION SOLUTIONS CORP	PO BOX 39000 SAN FRANCISCO CA	40,957
26H
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

OUTSIDE SERVICES EMPLOYEE
ACCOUNT 923

INSTRUCTIONS	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any
	one payee and included within one subaccount is less than $100,000, only the aggregate number and
	amount of all such payments included within the subaccount need be shown. Provide a subtotal for each
	type of service.
FROM WHOM PURCHASED		AMOUNT

JOHN S HEROLD INC	14 WESTPORT AVE NORWALK CT	40,727
STOCK EQUIPMENT CO	16490 CHILLICOTHE RD CHAGRIN FALLS OH	40,051
INVESTORCOM INC	800 THIRD AVE 27TH FL NEW YORK NY	39,208
OATI INC	2300 BERKSHIRE LAND N MINNEAPOLIS MN	38,390
BUILDING MAINTENANCE SVC LLC	PO BO 26032 NEW YORK NY	37,432
UNIFI NETWORK INC	PO BOX 642861 PITTSBURGH PA	36,805
COSENTINI ASSOC	2 PENNSYLVANIA PLAZA NEW YORK NY	36,610
QUALITY SYSTEMS INC	258 E BENJAMIN FRANKLIN HWY BIRDSBORO PA	36,489
GLOBAL INSIGHT (USA) INC	PO BOX 945937 ATLANTA GA	36,270
META GROUP INC	208 HARBOR DR STAMFORD CT	36,213
ALLEGHENY ENERGY	PAYMENT PROCESSING HAGERSTOWN MD	36,066
MANAGEMENT CONCEPTS INC	8230 LEESBURG PIKE STE 800 VIENNA VA	35,748
FITCH INC	PO BOX 26858 NEW YORK NY	35,000
GARTNER INC	PO BOX 911319 DALLAS TX	32,728
POWER WORLD CORP	1816 S OAK ST CHAMPAIGN IL	32,692
WSI CORP	4 FEDERAL ST BILLERICA MA	31,265
KNEPPER PRESS CORP	1120 ROBB HILL RD OAKDALE PA	30,868
CREATIVE ADVISORS INC	141 E 42ND ST NEW YORK, NY	30,000
JACKSON KELLY PLLC	PO BOX 11276 CHARLESTON WV	27,793
R R DONNELLEY RECEIVABLES INC	PO BOX 905151 CHARLOTTE NC	26,779
CORPORATE IMAGE INC	1801 THOMPSON AVE DES MOINES IA	26,609
SOFTWARE SPECIALISTS INC	2000 CORPORATE DR SUITE 410 WEXFORD PA	26,543
SYNERGY REAL ESTATE CORP	617 WILLIAM PENN PLACE PITTSBURGH PA	26,212
MAIL-WELL ENVELOPE OHIO	PO BOX 9130 CHICAGO IL	25,532

Miscellaneous - Under $25,000 (598)		2,172,112

Total Other Services		28,008,421

TOTAL OUTSIDE SERVICES		60,303,328

These amounts summarize all outside services employed and may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they can't be identified in total with any particular line on Schedule XV, but are distributed among various lines.
		27

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

EMPLOYEE PENSIONS AND BENEFITS
ACCOUNT 926

INSTRUCTIONS:		Provide a listing of each pension plan and benefit
program provided by the service company. Such
listing should be limited to $25,000.

DESCRIPTION		AMOUNT

Employee welfare payments		8,073,446
Corporate pension plan		1,796,250
Long-term disability		2,078,803
Employee moving expense		1,788,107
Group medical		28,880,484
Group life insurance		3,039,913
Savings plan expense		8,686,324
Employee education assistance		373,303
Group dental		2,458,987
Postretirement benefits other than pensions		15,593,000
Workforce Reduction		107,607,610
Benefits allocated functionally		(3,124,412)
Health & Dependent care spending plan		378,421
Miscellaneous		62

	TOTAL	177,630,298
			28
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

GENERAL ADVERTISING EXPENSES
ACCOUNT 930.1

INSTRUCTIONS:	Provide a listing of the amount included in Account930.1, "General Advertising Expenses", classifying
	Classifying the items according to the nature of the advertising and as defined in the account
	definition. If a particular class includes an amount in excess of $3,000 applicable to a single
	payee show separately the name of the payee and the aggregate amount applicable thereto.

	DESCRIPTION	NAME OF PAYEE	AMOUNT
	General Advertising:
		ALLEGANY MARKETING CO	3,994
		ATLANTIC WOOD INDUSTRIES	6,425
		DRAKE ADVERTISING INC	61,968
		FILMET	3,491
		FREDERICK KEYS	11,722
		HAGERSTOWN SUNS	8,800
		HBP	42,704
		HEETER PRINTING CO INC	93,709
		INTERSPACE SERVICES INC	5,408
		L J ASSOCIATES INC	10,837
		MOORE SYNDICATION INC	3,000
		OGILVY PUBLIC RELATIONS	85,847
		PAT HART MARKETING & COMMUNICATION	134,765
		PITTSBURGH PIRATES	120,000
		POSTMASTER GREENSBURG POST OFFICE	18,002
		PROCESS REPRODUCTIONS INC	3,700
		PSI SIGNS	3,527
		QUORUM BROADCASTING OF MD LLC	16,400
		SPOKANY & CO	858,999
		THE BARISH GROUP	3,900
		U S BANK	3,607
		WESTMORELAND SYMPHONY ORCHESTRA	3,150
		Various	253,223
			1,757,178
	Newspaper Advertising:
		BECKLEY NEWSPAPERS	4,867
		HERALD-STAR	3,379
		HOT JOBS.COM	14,000
		THE HERALD-STANDARD	5,158
		THE STATE JOURNAL	15,985
		TRIBUNE-REVIEW	32,545
		Various	22,992
			98,926

	Publications	Various	6,013
			6,013

	Radio/TV Advertising:	WJLS RADIO	13,655
		WSAZ-TV 3	13,700
		WTAP-TV	12,750
		WV PUBLIC BROADCASTING FNDTN	3,650
		FOX SPORTS NET PITTSBURGH	7,000
		WBOY TV INC	14,000
		Various	991
			65,746

	TOTAL		1,927,863
		29

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

MISCELLANEOUS GENERAL EXPENSES
ACCOUNT 930.2

INSTRUCTIONS:	Provide a listing of the amount included in Account
	930.2, "Miscellaneous General Expenses", classifying
	such expenses according to their nature. Payments and
	expenses permitted by Sections 321(b)(2) of the Federal
	Election Campaign Act, as amended by Public Law 94-283
	in 1976 (2 U.S.C. 441(b)(2)) shall be separately
	classified.

	DESCRIPTION	AMOUNT

Financial expenses		16,777
Directors fees and expenses		39,424
Corporate membership dues		5,981,965
Miscellaneous		221,533
Capital Contributions		95,750
Professional Fees		426,461

	TOTAL	6,781,910
		30

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

RENTS
ACCOUNT 931

INSTRUCTIONS:	Provide a listing of the amount included in Account
931, "Rents", classifying such expenses by major
groupings of property, as defined in the account
definition of the Uniform System of Accounts.

TYPE OF PROPERTY		AMOUNT

Office Space and Buildings		24,033,883
Computer Equipment		11,530,071
Software		241
Communication Equipment		1,656,128
Furniture and Equipment		599,293
Office Space Affiliated		7,167,162
Office furniture and equipment affiliated		12,660,426
Miscellaneous		433,872

	TOTAL	58,081,076
		31
ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

TAXES OTHER THAN INCOME TAXES
ACCOUNT 408

INSTRUCTIONS:	Provide an analysis of Account 408, "Taxes Other Than
	Income Taxes". Separate the analysis into two groups:
	(1) other than U.S. Government taxes, and (2) U.S.
	Government taxes. Specify each of the various kinds
	of taxes and show the amount thereof. Provide a
	subtotal for each class of tax.

	KIND OF TAX	AMOUNT

(1)	Other than U.S. Government Taxes:

	State unemployment tax	808,874
	Franchise tax	3,031
	State gross premium & license	152,197
	General corporation tax	7,510
	State Sales tax	596,722
	Other	14,744

	Total Other than U. S. Government Taxes	1,583,078

(2)	U.S. Government Taxes:

	FICA	27,761,511
	Federal unemployment	342,418

	Total U. S. Government Taxes	28,103,929

	TOTAL	29,687,007
		32

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

DONATIONS
ACCOUNT 426.1

INSTRUCTIONS:	Provide a listing of the amount included in Account
	426.1, "Donations", classifying such expenses by its
	purpose. The aggregate number and amount of all
	items of less than $3,000 may be shown in lieu of
details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT

ACCIDENT ELEMENTARY SCHOOL	CONTRIBUTION	30,000
ALLEGANY COLLEGE OF MARYLAND	CONTRIBUTION	5,000
ALLEGHENY CONFERENCE ON	CONTRIBUTION	3,000
APPLE BLOSSOM FESTIVAL	CONTRIBUTION	5,000
BEL AIR ELEMENTARY SCHOOL	CONTRIBUTION	30,000
BRADLEY ELEMENTARY SCHOOL	CONTRIBUTION	30,000
BUTLER COUNTY COMMUNITY COLLEGE	CAPITAL CONTRIBUTION	5,000
C&O CANALFEST	CONTRIBUTION	5,000
CAMBRIDGE ENERGY RESEARCH	MEMBERSHIP	23,000
CAMERON CO CONSERVATION DISTRICT	CONTRIBUTION	5,000
CENTER FOR THE PERFORMING ARTS	CONTRIBUTION	3,000
CHARLESTON CATHOLIC HIGH SCHOOL	CONTRIBUTION	30,000
CHARLESTON STERNWHEEL REGATTA	CONTRIBUTION	5,000
CHILDREN'S HOSPITAL OF PITTSBURGH	CONTRIBUTION	7,500
CITY OF HAGERSTOWN	CONTRIBUTION	3,000
CLARION CO YMCA	CAPITAL CONTRIBUTION	5,000
CLARION-LIMESTONE HIGH SCHOOL	CONTRIBUTION	30,000
CONTEMPORARY AMERICAN THEATER	CONTRIBUTION	5,000
DELAPLAINE VISUAL ARTS ED CENTER	CONTRIBUTION	5,000
DOLLAR ENERGY FUND INC	CONTRIBUTION	180,000
FAIRMONT STATE COLLEGE	CONTRIBUTION	5,000
FAMILY MATTERS	CONTRIBUTION	5,000
FOOD RESOURCES INC	CONTRIBUTION	3,000
FRIENDS OF THE CHEAT	SPONSORSHIP	5,000
FRIENDS OF THE POTOMAC	SPONSORSHIP	10,000
FROSTBURG STATE UNIVERSITY	CAPITAL CONTRIBUTION	5,000
GREENSBURG AREA CULTURAL COUNCIL	CONTRIBUTION	5,000
GREENWORKS OF PENNSYLVANIA	SPONSORSHIP	5,000
HOOD COLLEGE	CONTRIBUTION	3,000
INDEPENDENT COLLEGE FUND OF MD	CONTRIBUTION	10,000
KIDS VOTING OF MARYLAND	CONTRIBUTION	4,500
KINGWOOD ELEMENTARY SCHOOL	CONTRIBUTION	30,000
LIFEBRIDGE	CONTRIBUTION	4,946
LORD FAIRFAX COMMUNITY COLLEGE	CONTRIBUTION	4,000
MARSH INSTITUTE	CONTRIBUTION	6,500
MIDWEST INDEPENDENT TRANSMISSION	CONTRIBUTION	15,000
NATIONAL ACTION COUNCIL FOR	CONTRIBUTION	3,000
NORWIN HIGH SCHOOL	CONTRIBUTION	30,000
RIVESVILLE ELEMENTARY	CONTRIBUTION	30,000
		32A

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

DONATIONS
ACCOUNT 426.1

INSTRUCTIONS:	Provide a listing of the amount included in Account
	426.1, "Donations", classifying such expenses by its
	purpose. The aggregate number and amount of all
	items of less than $3,000 may be shown in lieu of
details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT

THE NATURE CONSERVANCY	CONTRIBUTION	5,000
UNITED WAY OF ALLEGHENY COUNTY	CONTRIBUTION	12,642
UNITED WAY OF BUTLER COUNTY	CONTRIBUTION	4,812
UNITED WAY OF FRANKLIN COUNTY	CONTRIBUTION	3,246
UNITED WAY OF FREDERICK COUNTY	CONTRIBUTION	6,178
UNITED WAY OF GREENE COUNTY	CONTRIBUTION	6,963
UNITED WAY OF HARRISON COUNTY	CONTRIBUTION	15,291
UNITED WAY OF MARION COUNTY	CONTRIBUTION	31,571
UNITED WAY OF MON VALLEY	CONTRIBUTION	3,068
UNITED WAY OF MONONGALIA &	CONTRIBUTION	20,735
UNITED WAY OF NORTHERN	CONTRIBUTION	4,974
UNITED WAY OF RANDOLPH COUNTY	CONTRIBUTION	3,210
UNITED WAY OF SOUTH FAYETTE INC	CONTRIBUTION	4,851
UNITED WAY OF WASHINGTON COUNTY	CONTRIBUTION	4,977
UNITED WAY OF WASHINGTON COUNTY	CONTRIBUTION	45,132
UNITED WAY OF WESTMORELAND COUNTY	CONTRIBUTION	215,581
UNIVERSITY OF PITTSBURGH	CAPTIAL CONTRIBUTION	5,000
URBANA HIGH SCHOOL	CONTRIBUTION	30,000
W VA ENVIROTHON ADVISORY COUNCIL	CONTRIBUTION	3,500
WASHINGTON CO MUSEUM OF FINE ART	CONTRIBUTION	10,000
WASHINGTON CO PLANNING COMM	CONTRIBUTION	5,000
WEST VIRGINIA COAL MINERS STATUE	CONTRIBUTION	5,000
WEST VIRGINIA PUBLIC THEATRE	CONTRIBUTION	9,000
WEST VIRGINIA SYMPHONY ORCHESTRA	CONTRIBUTION	6,000
WEST VIRGINIA UNIVERSITY	CONTRIBUTION	3,500
WESTERN PA CONSERVANCY	CONTRIBUTION	4,500
WV INDEPENDENT COLLEGES & UNIV	CONTRIBUTION	4,000
WV INDEPENDENT COLLEGES & UNIV	CONTRIBUTION	4,000
WV INDEPENDENT COLLEGES & UNIV	CONTRIBUTION	4,000
WV INDEPENDENT COLLEGES & UNIV	CONTRIBUTION	4,000
WV INDEPENDENT COLLEGES & UNIV	CONTRIBUTION	4,000
WV INDEPENDENT COLLEGES & UNIV	CONTRIBUTION	4,000
WV INDEPENDENT COLLEGES & UNIV	CONTRIBUTION	4,000
WV INDEPENDENT COLLEGES & UNIV	CONTRIBUTION	4,000
WV INDEPENDENT COLLEGES & UNIV	CONTRIBUTION	4,000
WV ROUNDTABLE INC	CONTRIBUTION	10,000
Y-ME OF THE CUMBERLAND VALLEY	CONTRIBUTION	5,000
ROUTE 40 SCHOOL	CONTRIBUTION	30,000
SETON HILL COLLEGE	CAPITAL CONTRIBUTION	5,000
		32B

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

DONATIONS
ACCOUNT 426.1

INSTRUCTIONS:	Provide a listing of the amount included in Account
	426.1, "Donations", classifying such expenses by its
	purpose. The aggregate number and amount of all
	items of less than $3,000 may be shown in lieu of
details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT

TEAM PENNSYLVANIA FOUNDATION	SPONSORSHIP	5,000
THE EDUCATION ALLIANCE	CONTRIBUTION	11,000
Miscellaneous (369)		187,693
		1,357,870
			33

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

OTHER DEDUCTIONS
ACCOUNT 426.5

INSTRUCTIONS:		Provide a listing of the amount included in Account
		426.5, "Other Deductions", classifying such expenses
	according to their nature.

	DESCRIPTION	NAME OF PAYEE	AMOUNT

None

		TOTAL	0
34

ANNUAL REPORT OF Allegheny Energy Service Corporation

For the Year Ended December 31, 2002

SCHEDULE XVIII
NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:	The space below is provided for important notes
regarding the statement of income or any account
thereof. Furnish particulars as to any significant
increase in services rendered or expenses incurred
during the year. Notes relating to financial
statements shown elsewhere in this report may be
indicated here by reference.

None other than those specifically noted on various pages.

35
ANNUAL REPORT OF Allegheny Energy Service Corporation

ORGANIZATION CHART

ALLEGHENY ENERGY ORGANIZATIONAL STRUCTURE AS OF 12/31/2002

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

PRESIDENT (ALLEGHENY POWER)

EXECUTIVE, VICE PRESIDENT, AP

DIRECTOR, FIBER & DATA

DIRECTOR, SAFETY, ENVIRONMENT, BUILDING SVCS & TRAINING

DIRECTOR, ENEGY SERVICES

DIRECTOR, PROJECT DEVELOPMENT

VICE PRESIDENT

VICE PRESIDENT

VICE PRESIDENT

DIRECTOR, CUSTOMER SERVICE

DIRECTOR, OPERATIONS

DIRECTOR, OPERATIONS

DIRECTOR, SALES AND MARKETING

SENIOR CONSULTANT

VICE PRESIDENT

DIRECTOR, OPERATIONS

DIRECTOR, OPERATIONS

DIRECTOR, OPERATIONS

DIRECTOR, SUPPORT SERVICES

DIRECTOR, T & D SERVICES

VICE PRESIDENT

DIRECTOR, ASSET MANAGEMENT

DIRECTOR, ENERGY PROCUREMENT

DIRECTOR, SYSTEM OPERATIONS
35A

ANNUAL REPORT OF Allegheny Energy Service Corporation

ORGANIZATION CHART

VICE PRESIDENT, ADMINISTRATION

DIRECTOR, INFORMATION SERVICES

DIRECTOR, PROCUREMENT

DIRECTOR, SYSTEM SECURITY

DIRECTOR, COMPENSATION & BENEFITS

DIRECTOR, EMPLOYEE RELATIONS & ORGANIZATIONAL DEVELOPMENT

EXECUTIVE STAFF ASSISTANT

GM, AP BUSINESS SUPPORT (a)

DIRECTOR, HUMAN RESOURCES (SUPPLY) (b)

MANAGER, COMMUNICATIONS (a)

VICE PRESIDENT, CORPORATE COMMUNICATIONS

GM, CORPORATE COMMUNICATIONS

DIRECTOR, COMMUNICATIONS (AP) (c)

MANAGER, COMMUNICATIONS (SUPPLY) (d)

VICE PRESIDENT, EXTERNAL AFFAIRS

DIRECTOR, STATE AFFAIRS

EXECUTIVE DIRECTOR, POLICY & PROGRAMS

DIRECTOR, STATE AFFAIRS

DIRECTOR, STATE AFFAIRS

DIRECTOR, STATE AFFAIRS

VICE PRESIDENT, STATE AFFAIRS

VICE PRESIDENT & GENERAL COUNSEL

DEPUTY GENERAL COUNSEL, CORPORATE

DEPUTY, GENERAL COUNSEL, SUPPLY

DEPUTY GENERAL COUNSEL, DELIVERY

CORPORATE SECRETARY
35B

ANNUAL REPORT OF Allegheny Energy Service Corporation

ORGANIZATION CHART

VICE PRESIDENT, CORPORATE DEVELOPMENT

DIRECTOR, PROJECT ANALYSIS

SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

VICE PRESIDENT AND TREASURER

DIRECTOR, CASH MANAGEMENT

DIRECTOR, CORPORATE FINANCIAL MANAGEMENT

DIRECTOR, FINANCIAL MANAGEMENT-SUPPLY

DIRECTOR, REGULATION AND RATES

VICE PRESIDENT AND CONTROLLER

DIRECTOR, FINANCIAL PROCESSING

ASSISTANT CONTROLLER

BUSINESS CONTROLLER-SUPPLY (e)

BUSINESS CONTROLLER DELV (f)

DIRECTOR, AUDIT SERVICES

CHIEF RISK OFFICER

DIRECTOR, RISK MANAGEMENT

DIRECTOR, TAX

MANAGER, INCOME TAXES & TAX PLANNING

MANAGER, TAX ACCOUNTING & SPECIAL PROJECT

PRESIDENT, ALLEGHENY ENERGY SUPPLY CO. LLC

VICE PRESIDENT, PRODUCTION

DIRECTOR, FUELS AND DISPATCH

EXECUTIVE DIRECTOR, GAS TURBINE STATIONS

35C

ANNUAL REPORT OF Allegheny Energy Service Corporation

ORGANIZATION CHART

PRESIDENT, ALLEGHENY ENERGY SUPPLY CO. LLC continued:

EXECUTIVE DIRECTOR, COAL & HYDRO STATIONS

REGIONAL DIRECTOR

REGIONAL DIRECTOR

REGIONAL DIRECTOR

REGIONAL DIRECTOR

REGIONAL DIRECTOR

REGIONAL DIRECTOR

REGIONAL DIRECTOR

DIRECTOR, ADMINISTRATION

VICE PRESIDENT, PRODUCTION SERVICES

DIRECTOR, NEW GENERATION PROJECTS

DIRECTOR, ENVIRONMENTAL MANAGEMENT

DIRECTOR, DEVELOPMENT ENG & TECH SUPPORT

DIRECTOR, PROJECT SERVICES

DIRECTOR, CONTROL AREA

VICE PRESIDENT, ASSET OPTIMIZATION & HEDGING

DIRECTOR, ASSET OPTIMIZATION

DIRECTOR, RESEARCH, STRATEGIES & MODELING

GENERAL MANAGER, TRANSACTION SUPPORT

(a) Reports directly to Executive, VP, AP
(b) Reports directly to President Allegheny Energy Supply Co LLC
(c) Reports directly to Executive VP, AP
(d) Reports directly to President Allegheny Energy Supply Co LLC
(e) Reports directly to Executive, VP, AP
(f) Reports directly to President, Allegheny Energy Supply Co LLC

36

Annual Report of ALLEGHENY ENERGY SERVICE CORPORATION

2002 Methods of Allocation

                    Costs of Rendering Services:

           A.     The costs of rendering services by Allegheny Energy Service Corporation (AESC) include all costs of doing business including interest on debt but excluding a return for the use of
                    AESC's initial equity capital of $50,000.

           B.     1.    AESC maintains a separate record of the expenses for each department. These expenses include expenses that are directly attributable to the department, and an appropriate portion of those expenses that are not directly attributable to the department but which are necessary to its operation.

                    2.     The aggregate of these expenses will be referred to hereinafter as "Departmental
                            Expenses," and such expenses consist of salaries of officers and other employees, employee welfare expenses (i.e., social security taxes, life insurance, pensions, post-retirement benefits (other than pension), medical, dental, and other welfare expenses), expenses of training and development of AESC employees, rents, dues and memberships, and all other expenses attributable to, or necessary to the operation of, the department.

                    3.     Departmental Expenses do not include:

                            a.     Those incremental out-of-pocket expenses that are incurred for the direct benefit and convenience of a particular Client Company or a group of Client Companies and are to be charged solely to such Client Company or group of Client
                                    Companies, and;

                            b.     AESC Overhead Expenses. Such expenses include, among others, costs of maintaining the corporate existence of AESC, taxes, and other expenses, such as outside auditing and legal fees.

           C.       1.     Employees in each department are divided into two groups:

                            a.     Employees directly engaged in rendering services to Client Companies or to
                                    AESC.

                            b.     Secretaries, clerical, office service and other employees, who are not engaged directly in rendering services to Client Companies or to AESC.

36A

                  2.     Employees directly engaged in rendering services to Client Companies or to AESC                           maintain records showing time employed in rendering services, nature of services                           rendered, and identity of companies or groups of companies served. Support staff                           expenses are billed based on the billings of employees directly engaged in rendering                           services for the respective department.

           D.      Key Allocation Factors

                  1.      Delivery and Supply Allocation Factor (60, OPERCO)

                            a.     Departmental and incremental out-of-pocket expenses expended for all energy                                    sales companies are allocated to each company in the group based on the ratio of                                    the total allocation factor of such company.

                            b.      The allocation factor applicable to these companies during any year is the average of the quotients of:

                                       (1)    The total expenses of such businesses (excluding costs of power purchased from other utilities and fuel costs) charged to Operating and
                                                Maintenance Expense Accounts under the Uniform System of Accounts prescribed for Public Utilities and Licensees subject to the provisions of the Federal Power Act at the close of each of the three years immediately preceding the current year divided by the total of such expenses of all businesses for the same period;

                                       (2)    The total number of kWhs sold by such business to customers (excluding other related businesses) at the close of each of the three years immediately preceding the current year divided by the total number of
                                                kWhs so sold by all businesses during the three years;

                                       (3)    The sum of the total amounts of electric plant-in-service on the books of such businesses (less reserves for depreciation and amortization)
                                                at the close of each of the three years immediately preceding the current year divided by the sum of the total amounts of electric plant-in-service
                                                (less reserves for depreciation and amortization) on the books of all businesses at the close of each of such three years; and

                                       (4)    If the use of the aforesaid bases of allocation results in inequity, the bases of allocation are adjusted so as to effect a more equitable distribution of group service charges based upon more appropriate functional relationships between the services rendered and the allocation formula employed.

36B

                  2.     All System Companies Allocation Factor (ALLCO/ALLCO_MG)

                            a.      Departmental and incremental out-of-pocket expenses expended for a group which includes all AE system companies (including the Supply subsidiary and excluding AESC) are allocated among the Client Companies on the basis of the
                                    average of the prior three years' direct costs charged by AESC to each Client                                     Company.

                            b.     With the acquisition of Mountaineer Gas, additional billing allocators were required. Billing allocator 5G charges the System Operating Companies,
                                    Allegheny Energy, Inc., Allegheny Ventures, plus a portion to Mountaineer Gas.

                  3.     Power Station Allocation Factor (Series 65-XXXX billing allocator)

                            a.     The allocation factor applicable to AESC employees who provide services to
                                    Client Companies' power stations (including the Supply subsidiary) during any year is based upon the generating capacity of each power station divided by the
                                    System total generating capacity.

                  4.     Delivery Allocation Factor (Series 56, AP_3CO/5A-XXXX billing allocator, AP_4CO)

                            a.     This factor is similar to Delivery and Supply allocation factor described in 1 above. The difference is that the allocations will be based on Delivery costs,
                                    KWh sales, and electric plant only. This factor will be used to allocate system-wide Delivery initiatives to each of the Delivery businesses.

                            b.     With the acquisition of Mountaineer Gas, additional billing allocators were required. Billing allocator 56 (AP_3CO) charges the three Delivery Companies.
                                    Billing allocator 5A (AP_4CO) charges the three Delivery Companies, plus a portion to Mountaineer Gas.

                  5.     Direct Assignment Allocation Factor

                            a.     This applies to other allocations that are 100% assigned to a specific company or station.

           E.     The total cost of a particular service rendered to a specified Client Company is the sum of the Departmental Expenses, Overhead Expenses, cost of services rendered to AESC, and incremental Out-of-Pocket Expenses, which are applicable to such Company in respect of such service.

           F.     The total cost of a particular service rendered to a specific group of Client Companies is the sum of the amounts of the Departmental Expenses, Overhead Expenses, costs of services rendered to AESC, and incremental Out-of-Pocket Expenses which are applicable to such group of companies in respect of such service.

36C

           G.      Whenever the charges to individual Customer Companies for services rendered are based                      upon estimates of AESC's costs, such service charges are adjusted to actual cost at the end of each year, as required by the terms of Rule 90(a)(2) promulgated under the 1935 Act.

                    The general SEC policy on variations from approved methods is that if a change in the allocation causes over $50,000 or 5% change in the cost that would be charged to a company, and then the allocation method must be brought to the SEC via a 60-day letter for approval.

37

ANNUAL REPORT OF Allegheny Energy Service Corporation

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

None.

38

ANNUAL REPORT OF Allegheny Energy Service Corporation

SIGNATURE CLAUSE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                                                     Allegheny Energy Service Corporation
                                                                           (Name of Reporting Company)

                                                                     By: /s/ THOMAS R. GARDNER
                                                                            (Signature of Signing Officer)

                                                                     Thomas R. Gardner, VP & Controller
                                                                       (Printed Name and Title of Signing Officer)

Date:   April 1, 2004